Snipp Interactive Reports Financial Results for Q2 2018

TORONTO, Aug. 29, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q2 2018. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Q2 2018 Highlights

(Refer to Non-GAAP Measures, Gross Margin, EBITDA and Bookings Backlog discussion below)

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Revenue for Q2 2018 increased by 6% compared to Q2 2017. Revenue for Q2 2018 was $3.02MM compared to revenue for Q2 2017 of $2.85MM.

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Revenue for the six months ended June 30, 2018 increased by 10% compared to the six months ended June 30, 2017. Revenue for the six months ended June 30, 2018 was $5.89MM compared to revenue for the six months ended June 30, 2017 of $5.33MM.

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The Company’s EU business posted revenue growth of 60% for the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

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EBITDA in Q2 2018 improved by 5% compared to Q2 2017, an EBITDA improvement of $33,359. Q2 2018 EBITDA loss was $0.67MM vs Q2 2017 EBITDA loss of $0.71MM.

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EBITDA in the six months ended June 30, 2018 improved by 33% compared to the six months ended June 30, 2017, an EBITDA improvement of $574,265. For the six months ended June 30, 2018 EBITDA loss was $1.14MM compared to the six months ended June 30, 2017 EBITDA loss of $1.72MM.

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Bookings for Q2 2018 improved by 4% compared to Q2 2017, an improvement of $0.15MM. Q2 2018 Bookings were $3.54MM vs Q2 2017 Bookings of $3.39MM.

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Bookings for the six months ended June 30, 2018 improved by 13% compared to the six months ended June 30, 2017, an improvement of $0.85MM. Bookings for the six months ended June 30, 2018 were $7.32MM vs Bookings for the six months ended June 30, 2017of $6.48MM

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Bookings Backlog stood at $9.2MM at June 30, 2018 [a 44% increase from Q2 2017] of which $6.7MM will be recognized over the remaining 2018 and 2019 fiscal periods. This compares to Bookings Backlog at June 30, 2017 that stood at $6.4MM of which $5.8MM was recognizable over the 2017 and 2018 fiscal periods. Previously the Company reported Bookings Backlog as future revenue to be recognized in the current fiscal year and the next fiscal year. The Company is now reporting Bookings Backlog as all future revenue including revenue that extends beyond fiscal 2019.

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Gross margin in Q2 2018 was 51% compared to 73% in Q2 2017. The decrease in margin was due to a handful of promotions that performed exceedingly well in the market resulting in higher associated reward redemptions, which resulted in higher campaign infrastructure costs. This was an aberration and we anticipate our margins to return to their historical 70%+ rate for the second half of the year.

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The Company continued to focus on cost improvements from its integration efforts, resulting in the following Q2 2018 cost savings compared to Q2 2017:

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Salaries and compensation expenses decreased by approximately US $301k or 14%;

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General and administrative expenses decreased by approximately US $52k or 16%;

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Professional fees expenses decreased by approximately US $93k or 84%.

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The following are cost savings recognized in the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

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Salaries and compensation expenses decreased by approximately US $887k or 19%;

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General and administrative expenses decreased by approximately US $87k or 15%;

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Professional fees decreased by approximately US $51k or 28%.

“We are particularly pleased with the tangible results of our cost saving efforts in our Q2 results. Our consistent company-wide theme over the course of the last four quarters has been to drive toward profitability by reducing costs, with the ultimate goal to quickly achieve positive EBITDA,” commented Atul Sabharwal, CEO and Founder of Snipp. “We look forward to the rest of 2018 as we focus on reaching sustained profitability and taking advantage of what has become a steady stream of repeat customers. We are also excited by emerging strategic opportunities in both existing and new verticals, as well as acquisition opportunities, especially in the purchase validation space, where some competitors have begun to wind down their operations due to their inability to scale. Our EU and loyalty business also have demonstrated tremendous growth, contributing to our increasing long-term recurring revenue streams. At this point in 2018, our European operations have already grown 47% on an annualized basis and we still have another five months left in the sales year.”

The Company also announces that as part of its continual cost reduction initiative it has decided to delist from the OTCQB, of the OTC Market in the United States of America. Snipp continues to remain an SEC registered company as a current SEC filer and therefore will still be able to have its shares traded in the United States of America with symbol SNIPF.

CONFERENCE CALL DETAILS:

Snipp management will host a conference call and live webcast for analysts and investors on Thursday, August 30, 2018 at 10:00AM Eastern Time (US) to discuss the Company’s financial results.

To listen to the live conference call, parties in the United States and Canada should dial 877-260-1479, access code 3585718. International parties should call +1 334-323-0522 using the same access code 3585718. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the “Investors” section of the Company’s website under “Presentations” at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

Bookings Backlog

Snipp defines Bookings Backlog as future revenue from existing customer contracts to be recognized in future quarters. Bookings get translated into revenues based on IFRS principles and the Bookings Backlog reflects how revenues in future quarters are steadily being booked today.

The following are calculations of EBITDA:

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
	USD	USD	USD	USD
Net loss before interest, foreign exchange and taxes	(1,234,544)	(1,257,067)	(2,275,668)	(2,842,786)

Amortization of intangibles	477,814	417,513	947,942	818,449
Depreciation of equipment	7,917	11,835	14,528	24,589
Stock-based compensation	74,561	120,108	170,244	282,529

EBITDA	(674,252)	(707,611)	(1,142,954)	(1,717,219)

The following are calculations of Gross Margin:

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
	USD	USD	USD	USD
Revenue	3,019,342	2,849,799	5,891,859	5,334,107

Less:
Campaign infrastructure	1,480,785	778,565	2,509,869	1,369,482

Gross Margin	1,538,557	2,071,234	3,381,990	3,964,625

Q2 2018 Financials

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

As at

	June 30, 2018	December 31, 2017

ASSETS

Current
Cash	$1,340,217	$386,630
Accounts receivable, net of allowance for doubtful accounts of $24,693 (2017 – $24,693)	2,882,844	3,815,278
Deposits, prepaid expenses and other assets	939,558	498,151

	5,162,619	4,700,059

Equipment	58,149	66,329
Intangible assets	4,720,605	5,121,845
Goodwill	3,343,129	3,343,129

	$13,284,502	$13,231,362

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,914,895	$2,542,885
Deferred revenue	810,881	959,881
Due to related parties	22,155	44,972
Working Capital Line of Credit	-	933,159

	3,747,931	4,480,897

Shareholders’ equity
Common shares	29,023,285	26,186,684
Warrants	421,796	421,796
Contributed surplus	5,040,343	4,797,541
Deficit	(23,699,411)	(21,395,878)
Accumulated other comprehensive loss	(1,249,442)	(1,259,678)

	9,536,571	8,750,465

	$13,284,502	$13,231,362

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

(Unaudited)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

REVENUE	$3,019,342	$2,849,799	$5,891,859	$5,334,107

EXPENSES
Salaries and compensation	1,859,596	2,160,587	3,765,144	4,652,284
General and administrative	263,994	315,743	510,705	597,846
Campaign infrastructure	1,480,785	778,565	2,509,869	1,369,482
Professional fees	17,460	110,099	129,326	180,484
Marketing and investor relations	43,477	19,261	77,164	64,651
Travel	28,282	25,313	42,605	38,737
Bad debt expense	-	147,842	-	147,842
Amortization of intangibles	477,814	417,513	947,942	818,449
Depreciation of equipment	7,917	11,835	14,528	24,589
Stock-based compensation	74,561	120,108	170,244	282,529
	4,253,886	4,106,866	8,167,527	8,176,893

Net loss before interest, foreign exchange and taxes	(1,234,544)	(1,257,067)	(2,275,668)	(2,842,786)

Interest income (expense)	247	(23,848)	(8,633)	(56,650)
Foreign exchange gain (loss)	9,279	(13,167)	(5,941)	(22,910)
Provision for taxes	(13,291)	-	(13,291)	-
Net loss for the period	(1,238,309)	(1,294,082)	(2,303,533)	(2,922,346)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	(8,765)	75,145	10,236	71,885
Comprehensive loss for the period	$(1,247,074)	$(1,218,937)	$(2,293,297)	$(2,850,461)
Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Weighted average number of common shares outstanding – basic and diluted	213,240,338	137,186,913	198,304,815	141,786,049

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

(Unaudited)

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(2,303,533)	$(2,922,346)
Items not involving cash:
Amortization of intangibles	947,942	818,449
Depreciation of equipment	14,528	24,589
Stock-based compensation	170,244	282,529
Changes in non-cash working capital items:
Accounts receivable	932,434	826,328
Deposits, prepaid expenses and other assets	(441,407)	(365,881)
Accounts payable and accrued liabilities	372,011	47,499
Deferred revenue	(149,000)	263,659
Due to related parties	(22,817)	(30,963)

Net cash flows used in operating activities	(479,598)	(1,056,137)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(6,349)	(2,646)
Additions to intangible assets	(546,702)	(704,818)

Net cash flows used in investing activities	(553,051)	(707,464)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	3,018,950	3,375,076
Share issuance costs	(109,791)	(19,927)
Repayment of working capital line of credit	(933,159)	(901,317)

Net cash flows provided by financing activities	1,976,000	2,453,832

Effect of exchange rate changes on cash	10,236	71,885

Change in cash for the period	953,587	762,116

Cash and cash equivalents, beginning of period	386,630	2,375,619

Cash and cash equivalents, end of period	$1,340,217	$3,137,735

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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